CROSSHAIR ENERGY CORPORATION
(the “Corporation”)
Annual General and Special Meeting of Shareholders
August 29, 2013

   REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	30,689,218
Total issued and outstanding Common Shares as at record date:	65,782,178
Percentage of issued and outstanding Common Shares represented:	46.65%

General Business

1.	Davidson & Company were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to fix their remuneration.

2.	The Shareholders voted by ballot to fix the number of directors at four (4). The results of the vote were as follows:

For the Motion:	25,084,449 (82.19%)
Against the Motion:	5,436,020 (17.81%)
Total Shares Voted:	30,520,469 (46.39% of the issued and outstanding common shares)

3.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

•	Jim Crawford
•	Stewart Wallis
•	Jay Sujir
•	Chris Healey

4.	Amendments to the Corporation’s Stock Option Plan and all unallocated stock options issuable pursuant to the Stock Option Plan were approved and authorized until August 29, 2016.

5.	The Shareholders voted by ballot to approve and authorize the change the name of the Corporation from Crosshair Energy Corporation to Jet Metal Corp. The results of the vote were as follows:

For the Motion:	25,366,664 (82.66%)
Against the Motion:	5,322,553 (17.34%)
Total Shares Voted:	30,689,217 (46.65% of the issued and outstanding common shares)

6.
The Shareholders voted by ballot to approve the consolidation of the Corporation’s common shares on the basis of one post-consolidation common share for up to every ten pre-consolidation common shares or such lower number as may be determined by the Corporation’s board of directors.  The results of the vote were as follows:

For the Motion:	20,344,518 (66.29%)
Against the Motion:	10,344,699 (33.71%)
Total Shares Voted:	30,689,217 (46.65% of the issued and outstanding common shares)

No other business was voted upon at the Meeting.

Dated:  August 29, 2013